Exhibit 10.1

Intec Pharma Ltd.

(The “Company”)

Compensation Policy

(the “Policy” or “Compensation Policy”)

As last amended on April 4, 2019

1.	Definitions

“Board of Directors” or “Board”	-	Company’s Board of Directors;
“Committee” or “Compensation Committee”	-	The Company’s Compensation Committee;
“Company”	-	Intec Pharma Ltd.;
“The Companies Law”	-	The Companies Law, 1999, Israel;
“The Securities Law”	-	The Securities Law, 1968, Israel;
“Retirement Bonus”	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
“Team Members”	-	Company’s (including Company’s subsidiary) employees or consultants that engaged with the Company on a permanent basis;
“Officer”	-	Board member, CEO, CFO, EVP, VP, any such Officer of the Company (including Company’s subsidiary) by a different title, and any other executive reporting directly to the CEO;
“Cost”	-	Cost to the employing entity;
“Plan”	-	Company’s 2015 Equity Incentive Plan, as amended or any other incentive plan as adopted from time to time.

2.	Overview

In conformity with the Companies Law, the Compensation Committee and Board of Directors have adopted this Compensation Policy. The principles of the Compensation Policy were set forth after discussions by the Compensation Committee and the Board. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company’s long-term best interests and organizational strategy. Part of the rationale is that the policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer’s satisfaction and motivation should retain the employment of high-quality Officers in the Company’s service over the long term.

The Compensation Policy considers, inter alia, the size and nature of its operations (including in jurisdictions other than Israel) and, with regard to terms of office and employment, which include variable components, the Officer’s long-term contribution to achieving the Company’s objectives and to maximizing its earnings, taking into account the scope and reach of the Officer’s role (and, in relevant cases, also taking into account the geographical location of the employed Officer).

The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biomed sector, territories where the Company operates, market size on the Tel-Aviv Stock Exchange Ltd. and on Nasdaq Stock Market, as well as other criteria including, the Company’s cash position, capitalization and shareholders’ equity.

In addition, in designing the Compensation Policy, the Compensation Committee and Board considered the average and median annual cost of the fixed component payable to all Company full-time Team Members (“Ratio”). The Company estimates that the gaps between the Officers’ compensation, assuming implementation of the new Policy, will have no adverse effect on the working relationships in the Company. The possible ramifications of the Ratio on the daily working environment in the Company were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in the Company.

The compensation principles are a tool based on targets and benchmarks derived, inter alia, form the Company’s annual work plan and from long-term plans as determined by the Board of Directors from time to time.

Compensation Policy components will include each of the following:

a.	Fixed components: salary, social benefits (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave and vacation pay, etc.) and other benefits (such as: car, cell phone, including gross-up of the benefit value for tax purposes).

b.	Variable components: bonus payments.

c.	Equity-based variable components: options plan, share plan, etc.

d.	Retirement Bonus: bonus, payment, compensation or any other benefit awarded to an Officer with regard to the conclusion of their office with the Company.

e.	Insurance, waiver and indemnification: Board members’ and Officers’ liability insurance (for the normal course of business as well as for non-recurring events (run-off)), waiver of Officers’ liability (in advance and in retrospect) and provision of commitment to indemnify Officers in advance and in retrospect.

Provisions of this Compensation Policy only apply to Company Officers (as defined above).

Non-Israeli Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This policy applies to both male and female Officers.

The target range for the compensation mix between the annual fix components, and variable components of the Company’s Officers, is set forth below:

Position	Range of the fixed components out of the total compensation (%)	Range of variable cash compensation out of the total compensation (%)	Range of equity-based compensation out of the total compensation (%)
Chairman and Vice Chairman of the Board of Directors	20% - 100%	0% - 40%	0% - 70%
Board Member	20% - 100%	0% - 40%	0% - 40%
Company CEO	20% - 100%	0% - 40%	0% - 60%
Other Officer	20% - 100%	0% - 40%	0% - 50%

3.	Officers’ areas of responsibility, education and experience

3.1.	Position: Chairman / Vice Chairman of the Board of Directors

3.1.1.	Responsibilities: Provide guidance and assistance in accordance with his contractual obligations to the Company.

3.1.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Chairman / Vice Chairman of the Board must have practical experience as one or more of the following: (a) acting or former Officer of a company of similar size; (b) at least 5 years of experience as a senior executive in the Company’s line of business or one that is sufficiently related to the Company’s line of business including, for example, investment banking or consulting; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board may waive, in exceptional cases, the aforementioned required education and/or experience should they deem the candidate have special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed Chairman of the Board.

3.2.	Position: Board member

3.2.1.	Responsibilities: the Board member will, as a part of the Board, set Company policy and supervise the CEO’s performance and actions. The Board is also empowered with all statutory authority.

3.2.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Board member must have practical experience in one or more of the following: (a) acting or former Officer of the Company, or a company of similar size; (b) CPA / attorney / business manager with over 5 years of experience; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

3.2.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate has special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed a Board member.

3.3.	Position: Company CEO

3.3.1.	Responsibilities: management of all Company business.

3.3.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. Prior experience as CEO of a similar company for at least 5 years, or Officer of the Company with over 5 years’ tenure.

3.3.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate CEO has special business experience or skills which, in their opinion, would make a considerable contribution to the Company.

3.4.	Position: other Officer

3.4.1.	Responsibilities: responsibilities range from such positions as Executive VP Research and Development and Operations who is responsible for the research and development and operations activities of the Company, VP Clinical Affairs who is responsible for the development of certain R&D programs and clinical trials activities, and Chief Financial Officer who is responsible for the Company finances, accounting, legal, administration, and human resources. Officers report directly to the Company CEO.

3.4.2.	Required education and experience: academic degree relevant to each position from a recognized academic institution in Israel or overseas. Prior experience of over 3 years in a similar position with another company or with the Company.

3.4.3.	The Company may engage from time to time with additional Officers who will be responsible for different areas of the business, and/or Officers whose titles may be different than those specified above. New Officers or Officers with different titles must have the skills, education and experience relevant to their responsibilities as Officers of the Company. Guidelines for engagement with additional Officers will be consistent with terms outlined in Section 4.4 hereinafter.

3.4.4.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem a candidate for an Officer’s position has special business experience or a skill which, in their opinion, would make a considerable contribution to the Company if appointed to the position.

4.	Fixed component

4.1.	Position: Chairman of the Board of Directors (“Chairman”)

4.1.1.	The annual cost of the fixed component of compensation of the Chairman of the Board shall not exceed $80,000.

4.1.2.	In addition, the Chairman of the Board of Directors will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

4.2.	Position: Board member

4.2.1.	To the extent external directors are required to be elected under the Companies Law or should the Company elect to have external directors serve on the Board, the compensation of Company external directors will consist of annual and per meeting compensation (including in cases of written resolution or telephone call) as well as expense reimbursement in accordance with the provisions of the Companies Regulations (Rules Concerning Compensation and Expense Reimbursement for an External Director), 2000 as adjusted by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (collectively, the “Compensation Regulations”). Total compensation will be based on the applicable company level, which is determined by shareholders’ equity (as it may be from time to time). If a Board member is also an Officer of the Company, no additional fixed component compensation will be payable to the Board member for his role as Board member.

4.2.2.	The annual cost of the fixed component of compensation of a Board member shall not exceed $45,000 (with additional payment of up to $7,500 per each committee membership and up to $15,000 for chairing a committee in lieu of the committee membership payment referenced above).

4.2.3.	Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies, as applicable to the Company CEO.

4.3.	Position: Company CEO

4.3.1.	The monthly salary of the Company CEO shall range between NIS 55,000 and NIS 85,000.

4.3.2.	The CEO shall be provided with benefits mandated by applicable law and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave, vacation pay, car, cell phone, etc., including gross-up of the benefit value for tax purposes).

4.3.3.	In addition, the Company CEO will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the CEO’s expenses by a corporate credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.4.	Position: other Officers (other than CEO)

4.4.1.	The monthly salary of an Officer (other than CEO) shall range between NIS 30,000 and NIS 80,000.

4.4.2.	An Officer shall be provided benefits mandated by applicable law, and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave, vacation pay, car, cell phone, etc., including gross-up of the benefit value for tax purposes).

4.4.3.	In addition, any Officer shall be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the Officer’s expenses by a corporate credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.5.	In accordance with Section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require the approval of the Compensation Committee, as stated in Section 272(C) to the Companies Law, so long as the change in the compensation terms does not exceed 5% of the annual cost of the fixed compensation component, has been approved by the CEO and are consistent with the terms of this Compensation Policy.

5.	Variable component (bonuses)

5.1.	Annual bonus

The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.	The Company may award an annual bonus to its Officers subject to achieving pre-approved measureable targets (the “Annual Bonus”) to be set by the Company’s Compensation Committee and Board of Directors. The Company shall specify Company wide and personal targets for each Officer which shall be pre-approved by the Company’s Compensation Committee and Board of Directors in the beginning of the relevant period for which such an Annual Bonuses are applicable. These targets would be derived, inter alia, from the Company’s work plan and/or the work plan of the organizational unit managed by the relevant Officer and shall be measureable. The requirement to pre-approve measureable targets shall not apply to officers who are subordinated to the CEO. The less significant part of the annual bonus granted to the CEO, and in any event not more than 30% of the annual bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board.

5.1.2.	For each Officer, an individual Annual Bonus would be determined as a number of monthly salaries specified in advance for each Officer (the “Target Bonus”) with a multiplier to reflect achievement of the personal targets specified for the Officer. This multiplier may be lower than 1 (if the Officer only partially achieved the personal targets) or may be higher than 1 (if the Officer’s performance exceeded the specified targets).

5.1.3.	Bonus calculation upon termination of employment: should employment of the Officer by the Company be terminated in a given calendar year, the Annual Bonus amount would be calculated pursuant to this Compensation Policy to be revised and calculated pro-rata to the duration of employment of the Officer in the given year. The Compensation Committee and the Board of Directors may decide not to give an Annual Bonus in the case of termination of employment during the relevant period.

5.1.4.	Maximum bonus: the combined Annual Bonus and Special Bonus (as defined below) amount shall not exceed 200% of the Officer’s annual fixed component.

5.2.	In addition to the Annual Bonus, each Officer of the Company may be awarded a special bonus (the “Special Bonus”) regardless of a specified target and regardless of a pre-approved bonus plan. Such Special Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO’s recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of business operations, achievement of major corporate goal in R&D, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Bonus, shall not exceed six (6) monthly base salaries for each Officer of the Company.

5.3.	The Company may grant a newly recruited Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed three (3) monthly entry base salaries of the Officer (other than the CEO) or five (5) monthly entry base salaries of the CEO.

5.4.	The Company’s Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company’s position or such material deterioration anticipated by the Board, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.5.	In a case where, should the Company’s audited consolidated financial statements for any year be revised, the bonus amount payable to the Officer for that year, had it been calculated based on the revised data, would have resulted in a different bonus amount payable to the Officer, the Company would pay to the Officer, or the Officer would reimburse the Company as the case may be, the difference between the bonus amount paid and the bonus amount payable due to said revision. Unless otherwise agreed in writing between the Company and the relevant Officer, said bonus amount shall be paid within 60 days from the date of receiving a written demand.

6.	Equity-based variable component

6.1.	The Compensation Committee and Board of Directors shall review from time to time the overall equity-based grant for all Team Members and Officers. When doing so, the Compensation Committee and Board shall take into consideration: (1) each employee and Officer’s contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Team Members and Officers.

6.2.	Stock options plan grant: based on the Compensation Committee and Board of Directors’ review and discussion, the Company may award to Officers options to purchase Company shares.

6.3.	The unexercised options held by all Team Members and Officers under the Company’s stock options plans may not exceed 15% of the Company’s share capital, on as-exercised basis.

6.4.	Taxation regime: if applicable, the options would be awarded pursuant to provisions of Section 102 of the Income Tax Ordinance of Israel, under the income taxation track. However, each Officer and Team Member will be responsible to his own tax regime for his own tax liability.

6.5.	Exercise Price: for as long as the Company’s shares are listed on any established stock exchange or a national market system, including without limitation the Tel-Aviv Stock Exchange Ltd.~~,~~ and the NASDAQ Stock Market, the exercise price shall not be lower than the average closing sales price for Company’s shares (or the closing bid, if no sales were reported), as quoted on such exchange or system over the thirty (30) trading day period preceding the date of approval of the grant by the Board, as reported in the Wall Street Journal, or according to any other source the Board deems reliable, or as otherwise provided by the Plan.

6.6.	Fair value: the fair value of options awarded to each Officer in a given year, as calculated at grant date, shall not exceed 200% of the annual fixed component of such Officer. The fair market value of the equity based compensation will be determined according to acceptable valuation practices at the time of grant.

6.7.	Options terms: Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Team Members and directors shall vest gradually over a period of between three (3) to four (4) years or may vest upon achieving pre-approved target. The last date to exercise an option shall not exceed ten (10) years after the date on which the option was granted.

6.8.	All other terms of the options shall be in accordance with the Plan.

7.	Duration and termination of Officer’s term in office

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

7.2.	Notice period: the Company may give an Officer a notice period of up to 6 months. The Company may waive the Officer’s services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination. During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

7.3.	Non-compete bonus: the Company may pay an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company’s Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two months’ salary for each 3 months of non-compete period and shall not exceed a total of 12 salaries.

7.4.	Retirement bonus: the Company may pay an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed six months’ salary for Officers that engaged with the Company for over 5 years or the CEO and two months’ salary for an Officer that was engaged with the Company for less than 5 years but more than 3 years.

Such retirement bonus, if applicable, shall be awarded based on the Officer’s tenure, the Company’s achievements during the relevant period and the Officer’s contribution to such achievements, and the circumstances of such Officer’s retirement from the Company.

8.	Change of control arrangements

The following benefits may be granted to Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control”:

8.1.	Vesting acceleration of outstanding options;

8.2.	Extension of the exercising period of options for a period of up to six (6) months following the date of employment termination;

8.3.	Up to a twelve (12) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the notice period pursuant to Section 7.2 of this Policy; and

8.4.	A cash bonus not to exceed three (3) monthly base salaries.

9.	Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer mutatis mutandis.

10.	Work overseas

Notwithstanding any other provision of this Policy to the contrary, the maximum salary for an Officer who resides overseas (outside of Israel) for discharging their position may exceed the maximum salary for the Officer pursuant to this Policy, had he been employed in Israel, by up to 100%.

11.	Insurance, waiver and indemnification

11.1.	Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Officers, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $50 million; (b) the annual premium payable by the Company for the insurance premium shall not exceed US $1.5 million annually.

11.2.	Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain Officer’s liability insurance policy (run-off) for Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $50 million; (c) the premium payable by the Company shall not exceed US $1.5 million annually.

11.3.	Public Offerings: the Company may extend the insurance policy for Officers in place to include cover for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium.

11.4.	Approvals: any insurance policy for Officers shall be approved by the Compensation Committee (and if required by law, also by the Board of Directors) which shall determine that the sums are reasonable considering the exposures, the scope of cover and the market conditions and that the insurance policy for Officers reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

11.5.	Waiver of liability: the Company may, subject to statutory provisions, waive the Officer’s liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer’s due care duty towards the Company and/or any affiliated entity to the fullest extent permitted by applicable law.

11.6.	Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and/or any affiliated entity thereof, all subject to the letter of indemnification, as approved by the Company’s shareholders from time to time and in accordance with the Company’s Articles of Association and applicable law.

11.7.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

12.	Term of the Compensation Policy

The Compensation Policy will be in effect for a 3 year (or longer if the law so permits) term starting on its approval date under the Companies Law.

13.	Miscellaneous

13.1.	The Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

13.2.	This document shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

13.3.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

13.4.	For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other applicable rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Compensation Policy.

13.5.	Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer’s regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

13.6.	As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company’s position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

13.7.	The Board shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

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